BB 3/5

U.S. SI [barcode] MMISSION

02018095

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO.
8- 49442

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

Orbitex Funds Distributor, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

RECD S.E.C.
FEB 2 8 2002
613

FEB 2 8

14747 California Street
(No. and Street)

Omaha	Nebraska	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Welsh (402) 493-1731
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Two Central Park Plaza, Suite 1501	Omaha	Nebraska	68102
Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19

OATH OR AFFIRMATION

I, Ann Welsh, **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** Orbitex Funds Distributor, Inc. **as of** December 31, 2001, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer** [EXCEPT AS FOLLOWS:].

Ann T Welsh

Name

Title Compliance Officer

K J Kouba

Notary Public

GENERAL NOTARY-State of Nebraska
KELLIE J. KOUBA
My Comm. Exp. May 30, 2004

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	***Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's* Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 N/A**
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 N/A**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act N/A
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report N/A**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A**
X	(o)	**Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report

The Board of Directors
Orbitex Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Orbitex Funds Distributor, Inc. (a wholly owned indirect subsidiary of Orbitex Financial Services Group, Inc.) (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbitex Funds Distributor, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2002

ORBITEX FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	205,585
Trade commissions receivable		101,305
Investment in unmarketable securities		3,300
Prepaid expenses		17,886
Total assets		328,076

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	573
Clearing fees payable		1,950
Commissions payable		639
Due to affiliates		118,790
Total liabilities		121,952
Stockholder's equity:		
Common stock, $0.01 par value, 10,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		74,900
Retained earnings		131,124
Total stockholder's equity		206,124
Total liabilities and stockholder's equity	$	328,076

See accompanying notes to financial statements.

ORBITEX FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Income

Year ended December 31, 2001

Revenues:		
Commissions	$	175,814
Administrative fees		92,233
Total revenues		268,047
Expenses:		
Commissions paid		28,960
Clearing fees		2,740
Compensation and benefits		51,467
Other expenses		27,759
Total expenses		110,926
Net income	$	157,121

See accompanying notes to financial statements.

ORBITEX FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Paid-in capital	Retained earnings (deficit)	Total stockholder's equity
Balance at December 31, 2000	$	100	74,900	(25,997)	49,003
Net income		—	—	157,121	157,121
Balance at December 31, 2001	$	100	74,900	131,124	206,124

See accompanying notes to financial statements.

ORBITEX FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	157,121
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in trade commissions receivable		(101,305)
Increase in prepaid expenses		(17,886)
Decrease in commissions payable		(949)
Increase in clearing fees payable		1,950
Increase in accounts payable		573
Increase in due from affiliates		118,790
Net cash provided by operating activities		158,294
Cash at beginning of year		47,291
Cash at end of year	$	205,585
Supplemental disclosures of cash flow information – cash paid during the year for:		
Interest	$	—
Taxes		—

See accompanying notes to financial statements.

(1) Organization

Orbitex Funds Distributor, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Nebraska corporation that is a wholly owned indirect subsidiary of Orbitex Financial Services Group, Inc.

The accompanying financial statements reflect the historical cost of the assets and liabilities of the Company without regard to the acquisition of the Company by Orbitex Financial Services Group, Inc. completed in January, 2000.

The primary function of the Company is the wholesale distribution of the Orbitex group of funds. The majority of revenues were derived from commission income from the sale of securities, substantially all of which is paid as commission expense to representatives employed by the Parent. In October 2001, the Company was approved to purchase and sell general securities.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Customer transactions and the related commission income is recognized on the settlement date.

(d) Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated tax return of its Parent. Management believes taxes allocated to the Company under the Parent's tax sharing agreements will be immaterial.

(Continued)

(3) Investment in Unmarketable Securities

The Company holds an investment in the securities of the National Association of Securities Dealers, Inc. (NASD). The Company considers this an investment in nonliquid securities and accounts for the investment using the lower of cost or market value method.

(4) Transactions with Related Parties

The Company performed supervisory and marketing review services for several of the Parent's subsidiaries for which administrative fees of $92,233 were earned for the year ended December 31, 2001 and receivables related to those fees of $19,227 are included in due to affiliates at year end.

The Company maintained its principal offices and operating facility in the offices of another wholly owned subsidiary of the Parent. Allocated overhead expenses of $101,017 and advances of $37,000 are included in due to affiliates at year end.

(5) Sale of Class B Shares

During 2001, OFD assigned to FEP Capital, L.P. (FEP) $15,463,847 in Class B shares of Orbitex Mutual funds sold. These shares were sold during 2001 and FEP funded the commissions paid to brokers of $773,192. According to the purchase and sale agreement between FEP and OFD executed in year 2000, FEP receives all 12b-1 and all contingent deferred sales commissions as compensation and repayment of their financing of commissions paid for Class B shares of Orbitex mutual funds.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $179,938, which was in excess of its required net capital of $25,000. At December 31, 2001, the Company had a ratio of aggregate indebtedness to net capital of .68 to 1.

(7) Clearing and Depository Operations

The Company does not conduct clearing and depository operations for customers' securities transactions. The Company is exempt from the provisions of the United States Securities and Exchange Commission Rule 15c3-3, under Paragraph (k)(2)(ii), and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because it does not clear transactions with and for customer accounts.

(8) Focus Report

No material differences exist between the Company's stockholder's equity as reported in the accompanying financial statements and the financial statements filed on Form X-17A-5 on February 21, 2002.

Schedule 1

ORBITEX FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholder's equity	$	206,124
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		206,124
Deduct nonallowable assets, other deductions and/or charges		(22,886)
Net capital before haircuts on securities		183,238
Deduct haircuts on securities		(3,300)
Net capital	$	179,938
Computation of basic net capital requirement:		
Minimum net capital required:		
Minimum dollar net capital requirement of reporting broker or dealer	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	154,938
Excess net capital at 1000%		167,743
Aggregate indebtedness		121,952
Total liabilities to be included in computation of aggregate indebtedness		121,952
Ratio of aggregate indebtedness to net capital		0.68

NOTE: The above computation does not materially differ from the computation as of December 31, 2001 filed by the Company on Form X-17A-5 Part IIA on February 21, 2002.

Schedule 2

Information for Possession or Control Requirements and Computation
for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2001

The Company claims exemption to Securities and Exchange Commission Rule 15c3-3 pursuant to subparagraph K(2)(ii).

See accompanying independent auditors' report.

KPMG

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report on
Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Orbitex Funds Distributor, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Orbitex Funds Distributor, Inc. (a wholly owned indirect subsidiary of Orbitex Financial Services Group, Inc.) (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002